Interactive Technologies.com, Ltd.
                        110 East Atlantic Ave. Suite 400
                           Delray Beach, Florida 33444

                                                  January 25, 2001

Jeffrey P. Riedler, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mail Stop 3-9
Washington, D.C. 20549

            Re:   Interactive Technologies.com, Ltd.
                  Withdrawal of Registration Statement on Form SB-2 Commission File No. 333-43180

Dear Mr. Riedler:

      In accordance with the provisions of ss.230.477 of Regulation C, application is hereby made to the Commission for permission to withdraw our above-referenced registration statement.

      Our registration statement seeks to register shares of our common stock for sale by one sophisticated and accredited investor with whom we completed a PIPE transaction in February 2000. No portion of the proceeds to be derived from the investor's sale of those shares will be received by us.

      During the period of time since we received your Staff's comments to our registration statement, we have focused our efforts on continuing to grow and expand our business. Recently, we were approached by an individual who, after conducting substantial due diligence over approximately the past two months, has expressed a desire to make a significant seven figure investment in our company. We would like to make an offer to issue unregistered shares of our common stock to that potential investor under the provisions of Regulation D's Rule 506. Although we have determined that the individual in question most definitely qualifies as an accredited investor, we do not believe that he would meet the much higher standard set by Black Box and its progeny which would permit us to engage in a private offering transaction while our registration statement remains in place.

Jeffrey P. Riedler, Esq.
January 25, 2001
Page 2


      The receipt of the proposed investor's funds would substantially strengthen our financial condition and greatly enhance our ability to continue to grow our business. We firmly believe that such strengthening and growth would have a positive effect on the public market for our common stock.

      On or about February 3, 2001, the investor whose shares are the subject of our registration statement will have held those shares for a period of one year. Therefore, assuming that we satisfy the current public information requirements of Rule 144, we believe that investor will be in a position to effect sales of its common stock under the safe harbor provisions of that Rule. To that end, it is our intention to reformulate our SB-2 registration statement into a Form 10-SB filing, and seek to become an Exchange Act reporting company as soon after the completion of our private offering as is reasonably possible.

      We fully understand that we will not be able to seek to register the shares of our PIPE investor under the Securities Act for a period of at least six months. However, as indicated above, the PIPE investor's ability to avail itself of the provisions of Rule 144 may render moot our need to seek such registration.

      For all of the foregoing reasons, we believe that the withdrawal of our registration statement in order to be in a position to make an offer regarding the proposed private financing transaction referred to above would be consistent with the public interest and the protection of our investors.

      Therefore, we respectfully request that the Commission enter an order granting our application to withdraw our registration statement as soon as possible.

                                          Very truly yours,


                                          William R. Becker, Chairman and
                                          Chief Executive

cc: Carol M. McGee, Esq.
    Mr. Michael Lim